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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

June 10, 2019

Re:	Afya Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 23, 2019 CIK No. 0001771007

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lisa Etheredge, Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
Joshua Shainess, Attorney-Adviser
Kathleen Krebs, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Afya Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 4, 2019 (the “Comment Letter”). On April 8, 2019, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) and on May 23, 2019, the Company confidentially submitted Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has further revised the Draft Registration Statement and Amendment No. 1 in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. The Company is also sending, under separate cover, a marked copy of Amendment No. 2 showing changes from Amendment No. 1.

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Amendment No. 1 to Draft Registration Statement on Form F-1

Summary, page 1

1.	Please explain "combined tuition fees" upon first use. Clarify that the combined tuition fees information (i) includes data from periods before the most recently acquired companies were part of the company; (ii) was derived from internal management records rather than historical operating information; and (iii) is akin to gross tuition fees and does not represent net revenue for purposes of your financial statements.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages ii, 24, 58, 82 and 95 of Amendment No. 2.

2.	We note your response to prior comment 29 regarding medical school regulatory capacity, capacity at maturation, and contracted growth visibility. Please clarify that capacity at maturation represents the maximum number of approved seats at a medical school six years after becoming operational as the first medical school class progresses through the required six years and the next class begins behind it. Therefore, contracted growth refers only to schools that are in the initial six years of operation. Also clarify throughout your disclosure that, since the maximum number of medical seats per medical school is set by regulation, the only way to grow your medical school seats, and thus enrollments, is through acquisitions or starting new medical schools.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 8, 10 and 96 of Amendment No. 2 to further clarify medical school regulatory capacity, capacity at maturation, and contracted growth visibility, and that the Company can only grow its medical school seats, and thus enrollments, through acquisitions or starting new medical schools.

Operating Data (Historical), page 23

3.	Please revise either here or elsewhere in your registration statement to explain the criteria you use in determining the number of students. To the extent that your criteria differ for undergraduate students and those taking preparatory courses, please revise to explain. Please clarify how you consider students on a leave of absence or who are not actively participating in courses.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its footnote disclosures to the tables on pages 24 and 82 of Amendment No. 2 to explain the criteria used in determining the number of students. The Company considers students on leave of absence or who are not actively participating in courses as (i) students that have not, by the beginning of the next school semester, paid monthly tuition fees which are due and payable, and (ii) with respect

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to Medcel, students that have not paid monthly fees within thirty days of becoming due and payable and students that have cancelled their preparatory courses subscription.

Risk Factors

Certain Risks Relating to Our Business and Industry

Any increase in the attrition rates of students in our education programs may adversely affect our results of operations, page 32

4.	We note your response to comment 13, where you explain that the company does not prepare projected attrition rates for future periods. This appears to conflict with your risk factor disclosure on page 32, where you state that significant changes in projected attrition rates may result in a material adverse effect on your projected revenues and results of operations. Revise to clarify.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 32 of Amendment No. 2 to delete references to projected attrition rates.

Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us, page 37

5.	Please continue to expand your risk factor disclosure to convey the specific risks to the company that could result from a three year prohibition on the company transacting with public entities or the loss of tax incentives. For example, disclose the specific types of tax incentives that could be lost as a result of this proceeding and quantify the impact that the loss of incentives could have upon your business. As another example, discuss the extent to which the company is dependent upon transacting with public entities such as the MEC. Clarify to what extent the proceeding could affect your eligibility to participate in the PROUNI program and receive FIES funding. Lastly, tell us how you considered disclosing this proceeding against your chairman and one of your controlling shareholders in your financial statements. Refer to paragraph 86 of IAS 37.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded its risk factor disclosure on pages 37 and 38 of Amendment No. 2 to explain the specific risks to the Company that could result from a three-year prohibition on the Company transacting with public entities or the loss of tax incentives. With respect to the disclosure on page 176 of Amendment No. 2 regarding the legal proceeding against the Company’s Chairman of the Board of Directors and one of its controlling shareholders, the Company respectfully informs the Staff that, based on the analysis performed by the Company’s management in conjunction with the legal counsel retained by the Company’s Chairman in connection with that proceeding, the possibility of loss in this proceeding is classified as remote, and accordingly, no disclosure was included in the Company’s financial statements in accordance with paragraph 86 of IAS 37.

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Some of the properties that we occupy are owned by companies controlled by one of our controlling shareholders..., page 39

6.	Revise your disclosure here to address the ITPAC Garanhuns Assignment Agreement entered into with one of your significant shareholders and discuss any resulting implications to minority shareholders or other conflicts of interest.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that the ITPAC Garanhuns Assignment Agreement is an assignment by one of our controlling shareholders of a pending authorization by the MEC to develop and operate a medical school, and not an assignment or lease of property owned by such controlling shareholder. Accordingly, the Company has revised its disclosure on page 183 of Amendment No. 2 to clarify this point. The Company also confirms that there are no resulting implications to minority shareholders or other conflicts of interest in connection with the ITPAC Garanhuns Assignment Agreement.

Combined Tuition Fees, page 58

7.	Similar to your disclosure on page 79, please revise here (and elsewhere as appropriate) to clarify that the combined tuition fees information was derived from internal management records rather than historical operating information.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages ii, 24, 25, 27, 58, 82 and 95 of Amendment No. 2 to clarify that the combined tuition fees information was derived from internal management records, rather than historical operating information.

Use of Proceeds, page 64

8.	We note from your disclosure on page 159 that you have a planned pipeline of potential acquisition targets, of which a portion are the subject of negotiations with signed, non- binding memorandums of understanding, and that you intend to use part of the net proceeds of this offering to fund these acquisitions. Please disclose if any acquisitions are probable and update for any probable acquisitions as appropriate.

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Response:

The Company respectfully acknowledges the Staff's comment and confirms that no acquisitions are probable and that it will update the disclosure for any probable acquisitions as appropriate.

Selected Financial and Other Information

Adjusted EBITDA and Operating Cash Conversion Ratio, page 74

9.	Please revise your table at the bottom of page 74 to explain footnote two for Adjusted EBITDA and footnote 3 for the Operating Cash Conversion Ratio.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the table on page 76 of Amendment No. 2 to delete the references to footnote two for Adjusted EBITDA and footnote 3 for the Operating Cash Conversion Ratio as they were typographical errors.

Combined Tuition Fees, page 79

10.	We note your response to comment 21. We also note from your prior draft submission that tuition fee data is not available from CCSI for the year ended December 31, 2017 and for the period from January 1, 2018 to May 30, 2018 (the period prior to acquisition). To calculate the CCSI amounts presented for those periods, you multiplied the number of students enrolled at CCSI by the monthly tuition fee amounts charged for those periods. Considering that actual tuition fee data is not available to you, please tell us in detail how you obtained the underlying data and concluded that the amounts included for CCSI are reliable and serve as a reasonable estimate for the actual tuition fees charged.

Response:

The Company respectfully acknowledges the Staff's comment and clarifies that the tuition fee data for CCSI was obtained from the internal management records of CCSI, which are the management records that register the number of students at CCSI and the tuition fees CCSI students have been invoiced for each relevant period, CCSI is required to maintain this data and disclose it annually to the MEC. Accordingly, the Company concluded that the amounts included for CCSI are reliable and serve as a reasonable estimate for the actual tuition fees charged.

11.	In the second paragraph below the table on page 79, you disclose total tuition fee amounts for the three months ended March 31, 2019 and 2018 as well as for the years ended December 31, 2018 and 2017. Please clarify why these amounts are not consistent with the amounts presented on pages F-33 and F-78 for the same periods.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages ii, 25, 59, 83 and 96 of Amendment No. 2 to clarify that combined tuition fees are presented as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees presented on pages F-33 and F-78, which are presented as the sum of gross tuition fees charged to undergraduate students and gross tuition fees charged to graduate students and scholarships.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 2018, page 89

12.	Please revise to explain the meaning of the asterisk next to the Medcel total depreciation and amortization adjustment within the table for footnote 8.

Response:

The Company respectfully acknowledges the Staff's comment and has revised footnote 8 on page 93 of Amendment No. 2 to clarify the meaning of the asterisk next to the Medcel total

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depreciation and amortization adjustment. The total depreciation and amortization adjustment for Medcel excludes the historical amortization of intangible assets related to education content and system development which were adjusted in the purchase price allocation for Medcel’s business combination. The Company has also revised the footnotes to the unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2017 on pages 87, 89 and 114 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics

Medical School Occupancy Rate, page 94

13.	We note that although you disclose that attrition rates and/or failure to secure re- enrollment of your students may result in a material adverse effect to your results of operations, you do not use retention rate as a key business metric. You state management's belief that occupancy rate is a more meaningful metric as it captures your ability to both retain students and find new students to replace drop outs. Given the importance to your business model of securing re-enrollment, and the fact that increased attrition rates could result in difficulties recruiting and enrolling new students, tell us whether management separately measures the rate of retention and uses that measurement to make decisions about the business.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 97 of Amendment No. 2 to explain that management does not separately measure the rate of retention and does not use that measurement to make decisions about the business. The Company has also revised its disclosure in the risk factor on page 32 of Amendment No. 2 to delete the language that increased attrition rates result in difficulties recruiting and enrolling new students, given that (i) the Company’s ability to recruit and enroll new students depends on its marketing strategies and its ability to deliver high quality products and services, not attrition rates, and (ii) the Company has high occupancy rates as disclosed on page 97 of Amendment No. 2.

Business

Our Competition, page 156

14.	We note your response to prior comment 31. Please revise to clarify if the table on page 156 is intended to present the number of operating medical school seats or approved medical school seats as of each period presented. Please also clarify why the number of seats shown as of December 31, 2018 is inconsistent with the number of approved and operating seats disclosed on page 23.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 159 of Amendment No. 2 to clarify that the table is intended to present the number of approved medical school seats as of each period presented. Furthermore, the Company has also

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revised its disclosure on pages 24 and 82 of Amendment No. 2 to correct the inconsistency between the number of approved and operating seats shown as of December 31, 2018 on page 24 of Amendment No. 2 and the number of approved and operating seats disclosed on page 159 of Amendment No. 2.

Unaudited Interim Condensed Consolidated Financial Statements—Afya Participações S.A. 18 Revenue, page F-33

15.	Please revise the titles of the line items presented in your disaggregated revenue disclosure to clarify that the amounts transferred over time and at a point in time are presented on a net basis. Please similarly address this comment in your December 31, 2018 audited financial statements.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages F-33 and F-89 of Amendment No. 2 to revise the titles presented in its disaggregated revenue disclosure to clarify that the amounts transferred over time and at a point in time are presented on a net basis.

16.	We note your response to comment 38. You disclose on page 130 that fundamentals for other health-related medical school programs differ from those of medical schools. At least one key differentiating factor that affects your medical school program is the government's role in limiting the number of available medical school seats. You also disclose on page 2 that your non-health related programs are not part of your core business or growth strategy. Considering these factors, please explain to us how the nature, amount and certainty of revenues and cash flows for each program type are similarly affected by economic factors. Further, in light of your prominent disclosure of medical school tuition fees as a percentage of total combined tuition fees on page 3 and elsewhere in your filing, please also tell us how you considered paragraph B87-88 of IFRS 15 in deciding not to provide disaggregated disclosure of net revenues by program type.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 133 of Amendment No. 2 to clarify that other health-related non-medical school programs are subject to the same regulatory controls as those that apply to medical schools, including limits on the number of available seats. The Company also advises the Staff that (i) differences in fundamentals between medical school programs and other undergraduate health science programs are not related to economic factors, but only to student enrollments; (ii) revenues from medical school programs, other undergraduate health science programs and other undergraduate programs are recognized over time on a monthly-basis when the education service is provided and have the same nature (“tuition”); (iii) tuition fees are recognized over time when the students have received the education service, which occurs on a monthly basis across those programs; and (iv) tuition fees are billed to students on a monthly basis, so certainty about revenue and cash flows are similar across those programs. The Company further advises the Staff that based on its analysis of paragraphs 114, B87 and B88 of IFRS 15, it considered disaggregating revenues between tuition fees and other revenues, and the timing of revenue

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recognition between tuition fees transferred over time and other revenues transferred at a point in time. The Company concluded that since medical school programs, other undergraduate health science programs and other undergraduate programs are of similar nature, have similar risks and have similar recognition patterns they may be aggregated under tuition fees for disclosure purposes in the financial statements.

24 Subsequent Events, page F-36

17.	To facilitate an investor's understanding of your future liquidity needs, please revise to more fully describe the payment terms associated with your acquisition of FASA and IPEMED.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page F-36 of Amendment No. 2 to further describe the payment terms associated with its acquisition of FASA and IPEMED.

Exhibits

18.	Please either file as exhibits your material contracts and acquisition agreements or indicate in your exhibit index which agreements you intend to file as exhibits.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the exhibit index on pages II-1 and II-2 of Amendment No. 2 to indicate which agreements it intends to file as exhibits.

General

19.	We note statements that certain information derived from internal management records of entities you recently acquired is based on data provided to you by such companies, which you believe to be reliable, and highlighting that such information does not form part of your consolidated operating history. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding this information is required to make the statements included in your prospectus not misleading.

Response:

The Company respectfully acknowledges the Staff's comment and has concluded that it does not need to include additional specific disclosures of material information regarding information derived from internal management records of entities it recently acquired to make the statements included in its prospectus not misleading.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 55-11-4871-8408 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited

Luciano Toledo de Campos, Chief Financial Officer, Afya Limited

Flávio A. Machado, Ernst & Young Auditores Independentes S.S.